AMERICAN SURGICAL HOLDINGS, INC.
NOMINATING COMMITTEECHARTER

Purpose

The Nominating Committee (the “Committee”) exists to assist the Board of Directors in identifying qualified candidates for presentation to the Board of Directors for election as directors, officers and members; recommend to the Board the director nominees for the next annual meeting of shareholders; develop and recommend to the Board a set of corporate governance guidelines for the Board; and provide oversight of the corporate governance affairs of the Board and the Company.

Membership

The members of the Committee shall be appointed by the full Board of Directors for a term of one calendar year. The Board will appoint one of the Committee members to serve as Committee Chair. Each director appointed to the committee must meet the independence requirements. In particular, to be considered independent such director may not have a relationship with the Company or its management or private interest in the Company that in any way may interfere with the exercise of such director’s independence from management. These requirements are as follows:

1.
No director qualifies as “independent” unless the Board of Directors affirmatively determines that the director has no material relationship with the Company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company).

2.	No director who is a former employee of the Company can be “independent” until five years after the employment has ended.

3.
No director who is, or in the past five years has been, affiliated with or employed by a (present or former) auditor of the Company (or of an affiliate) can be “independent” until five years after the end of either the affiliation or the auditing relationship.

4.
No director can be “independent” if he or she is, or in the past five years has been, part of an interlocking directorate in which an executive officer of the Company serves on the compensation committee of another company that employs the director.

5.	Directors with immediate family members in the foregoing categories must likewise be subject to the five-year “cooling off” provisions for purposes of determining “independence.”

The determination as to each Committee member’s independence shall be disclosed in the Company’s proxy statement. The Committee shall consist of a minimum of one (1) independent director. The business of the Committee may be transacted if a quorum of the Committee’s members is present. A quorum shall consist of at least two-third of the Committee’s membership, but no fewer than two persons. All action taken by the Committee shall be deemed approved on the vote of a majority of its members, however, the package of compensation for the CEO that is submitted to the Board of Directors must be approved by the two-thirds vote of the standing members of the Committee. Generally, the Board of Directors fills vacancies on the Committee and may remove a Committee member from the membership of the Committee at any time with or without cause.

Director Nomination/Education

•	Criteria for Nomination to the Board: The Committee shall set general criteria for nomination to the Board. The general criteria for nomination to the Board shall be annexed to this Charter.

•
Nomination of Directors: The Committee shall annually consider the size, composition and needs of the Board and consider and recommend candidates for membership on the Board. The Committee shall recommend to the Board each year the director nominees for election at the next annual meeting of shareholders. Upon the recommendation of the Committee, the Board may elect a director to the Board during the course of the year to serve until the next annual meeting of shareholders.

•	Develop and oversee a director orientation and continuing education program for all new directors and to the extent deemed necessary by the Committee, for incumbent directors.

•
Develop and oversee the annual assessment of the full Board of Directors by collecting comments and evaluations from each director and any other constituents the Committee deems relevant to such assessment. Annually, the Committee shall report the results of such assessment to the Board of Directors.

Corporate Governance

•	Review and make recommendations to the Board regarding the nature and duties of the Board’s committees, including without limitation:

a.	evaluating the charter, duties and powers of the Board’s committees according to existing and planned Company objectives and recommending changes with respect thereto;

b.	recommending the term of office for committee members; and

c.
considering whether there should be a policy of periodic rotation of directors among the committees, and any limitations on the number of consecutive years a director should serve as a member of any one Board committee.

•
Evaluate the Company’s policies relating to the recruitment of directors, including compensation, D&O insurance as well as indemnification protections provided in the Company’s organizational documents, and make recommendations to the Board of Directors, or any appropriate Board committee regarding such matters.

•	After review by the Committee, recommend formally to the Board of Directors a successor to the CEO when a vacancy occurs.

•
Review the CEO’s appointment of SEC reporting officers (“SEC reporting officers” are those officers that file Forms 3 and 4 with the SEC under Section 16 of the Securities Exchange Act of 1934) and make recommendations to the Board of Directors with respect to such persons to be elected officers by the Board of Directors and review any proposed personnel changes involving such officers.

•	Receive periodically from the CEO recommendations regarding the CEO’s successor, the development of other executive talent and the executive management needs of the Company.

•	Review the Company’s policies and programs in such areas as:

a.	Code of Business Conduct and Ethics
b.	Charitable Contributions
c.	Political Action/Legislative Affairs
d.	Record Retention
e.	Insider Trading
f.	Director Orientation and Continuing Education

and make recommendations to the Board of Directors with respect to any changes, amendments and modifications that the Committee deems desirable.

•
With the knowledge of management, may meet with or communicate with shareholders or employees of the Company or others that have a stake in the Corporate Governance Policy of the Company. If the Committee desires to meet with an officer or other employee of the Company, the Committee shall have full and free access to such officer or other employee of the Company and shall arrange meetings or contacts with such officer or other employee through the General Counsel or other officer in charge of legal affairs, with the understanding that such contacts or meetings should be arranged to minimize any disruption to business operations of the Company.

•
Retain and engage, with its sole authority and at its sole discretion, an independent compensation consultant or expert advisor to assist the Committee in the performance of its responsibilities. The Committee shall have the sole authority to approve the consultant’s fees and other terms of retention;

Procedures

Meetings:

1.
Any action required to be taken at a meeting of the Committee will be deemed the action of the Committee if all of the Committee members executed, either before or after the action is taken, a written consent and the consent is filed with the Company’s Secretary.

2.	The Chairman will report from time to time to the Board of Directors on Committee actions and on the fulfillment of the Committee’s responsibilities under its Charter.

3.	The Committee will meet a minimum of twice each year and at such other times as may be requested by its Chairman.

Amendment

This Charter and any provision contained herein may be amended or repealed by the Board.